

Mail Stop 3030

November 29, 2016

Daron Evans
Chief Executive Officer
Nephros, Inc.
41 Grand Avenue
River Edge, NJ 07661

> **Re:** **Nephros, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 001-32288**

Dear Mr. Evans:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 23

1. Please revise future filings to provide the information required by Regulation S-K Item 201(d).

Results of Operations, page 27

2. Please revise future filings to disclose the extent to which increases in revenues are attributable to increases in prices or to increases in volume or to the introduction of new products. Refer to Item 303(a)(3)(iii) of Regulation S-K. Further, revise future filings to discuss the reasons underlying the decreases in revenues recognized under the Bellco license agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Christopher J. Melsha, Esq.
        Fredrikson & Byron, P.A.